SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Consolidated Financial Results (April 1, 2013 – March 31, 2014) filed with the Tokyo Stock Exchange on Thursday May 8, 2014.
2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2014”
3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”
4.	English press release entitled, “Announcement Regarding Management Changes”
5.	English press release entitled, “Announcement Regarding Changes in Representative Executive Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 8, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2013 – March 31, 2014

May 8, 2014

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2013 to March 31, 2014 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2013 to March 31, 2014

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Year Ended March 31, 2014

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2014	1,341,651	27.1%	200,978	33.2%	283,726	64.4%	186,794	66.9%
March 31, 2013	1,055,764	9.4%	150,853	23.4%	172,572	35.3%	111,909	34.0%

“Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders” was ¥223,059 million for the fiscal year ended March 31, 2014 (year-on-year change was a 29.8% increase) and ¥171,791 million for the fiscal year ended March 31, 2013 (year-on-year change was a 105.4% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets *3	Operating Margin
March 31, 2014	147.30	142.77	10.5%	3.2%	15.0%
March 31, 2013	102.87	87.37	7.4%	2.1%	14.3%

“Equity in Net Income of Affiliates” was a net gain of ¥17,825 million for the fiscal year ended March 31, 2014 and a net gain of ¥13,836 million for the fiscal year ended March 31, 2013.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	“Return on Assets” is calculated based on “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2014	9,069,392	2,095,178	1,918,740	21.2%	1,465.31
March 31, 2013	8,439,710	1,687,573	1,643,596	19.5%	1,345.63

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2014	469,644	(201,229)	(274,167)	827,299
March 31, 2013	391,304	105,657	(467,193)	826,296

2. Dividends for the Years Ended March 31, 2014 and 2013 (Unaudited)

		Total	Dividend Payout Ratio	Dividends on Equity
	Dividends Per Share	Dividends Paid	(Consolidated base)	(Consolidated base)
March 31, 2014	23.00	30,117	15.6%	1.6%
March 31, 2013	130.00	15,878	12.6%	1.0%

*Note 5:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The annual dividend for the previous fiscal year is the actual dividend amount before the stock split.
*Note 6:	Dividend amount for the fiscal year ending March 31, 2015 has not yet been determined.

3. Targets for the Year Ending March 31, 2015 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2015	1,800,000	34.2%	210,000	12.4%	160.37

*Note 7:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - One company ( DAIKYO INCORPORATED )	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,322,777,628 as of March 31, 2014, and 1,248,714,760 as of March 31, 2013.

2. The number of treasury stock shares was 13,333,334 as of March 31, 2014, and 27,281,710 as of March 31, 2013.

3. The average number of outstanding shares was 1,268,080,744 for the fiscal year ended March 31, 2014, and 1,087,882,853 for the fiscal year ended March 31, 2013.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2014

		Fiscal Year ended March 31, 2013	Fiscal Year ended March 31, 2014	Change	Year on Year Change
Total Revenues	(millions of yen)	1,055,764	1,341,651	285,887	27%
Total Expenses	(millions of yen)	904,911	1,140,673	235,762	26%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	172,572	283,726	111,154	64%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	111,909	186,794	74,885	67%
Earnings Per Share (Basic)	(yen)	102.87	147.30	44.43	43%
(Diluted)	(yen)	87.37	142.77	55.40	63%
ROE	(%)	7.4	10.5	3.1	—
ROA	(%)	1.33	2.13	0.80	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.

Economic Environment

Although steady growth in the global economy is anticipated due in part to economic upturn in developed countries, particularly the United States, downside risks, such as decelerating growth in emerging economies still remain.

In the United States, the Quantitative Easing Program (QE3) is on a tapering trend. However, we expect the United States to continue to lead the global economy, maintaining stable growth with recovery in the employment market, increasing housing demand, and increasing consumer spending.

In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to see increases in investments with a focus on high growth, due in part to economic resurgence among developed countries.

In Japan, consumer spending and housing investment are expected to decrease in reaction to the consumption tax hike that went into effect on April 1, 2014. However, we anticipate steady recovery of the Japanese economy due to monetary easing and various economic measures by the Bank of Japan and the Abe administration, coupled with stable employment level.

Overview of Business Performance (April 1, 2013 to March 31, 2014)

Total revenues for the consolidated fiscal year ended March 31, 2014 (hereinafter “the fiscal year”) increased 27% to ¥1,341,651 million compared to ¥1,055,764 million during the previous fiscal year. Compared to the previous fiscal year, revenues from asset management and servicing increased due to the consolidation of Robeco Groep N.V. (hereinafter “Robeco”), an asset management company we acquired on July 1, 2013. Operating lease revenues increased due to growth in auto leasing in Japan and aircraft leasing overseas. In addition, other operating revenues increased due to contributions from companies acquired during the previous fiscal year, growth in the environment and energy-related business, and an increase in fee income compared to the previous fiscal year. On the other hand, interest on loans and investment securities and real estate sales decreased compared to the previous fiscal year due to a decrease in installment loan balance and a decrease in the number of condominium units delivered, respectively.

Total expenses increased 26% to ¥1,140,673 million compared to ¥904,911 million during the previous fiscal year. In addition to an increase in expenses from the asset management and servicing business in line with the acquisition of Robeco on July 1, 2013, costs of operating leases and other operating expenses also increased in line with an increase in revenues, and selling, general and administrative expenses increased mainly due to corporate acquisitions. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowings; costs of real estate sales decreased due to a decrease in the number of condominium units delivered; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the previous fiscal year.

Compared to the previous fiscal year, equity in net income of affiliates increased mainly due to an increase in profits from domestic real-estate joint ventures, and gains on sales of subsidiaries and affiliates and liquidation losses, net increased due to gains of ¥58,435 million associated with the consolidation of DAIKYO INCORPORATED (hereinafter “DAIKYO”) on February 27, 2014.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 64% to ¥283,726 million compared to ¥172,572 million during the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 67% to ¥186,794 million compared to ¥111,909 million during the previous fiscal year.

Segment Information

Segment profits increased 49% to ¥293,562 million compared to ¥197,329 million during the previous fiscal year.

In line with the acquisition of Robeco on July 1, 2013, goodwill and other intangible assets have been allocated to the relevant segments from the three-month period ended September 30, 2013. In addition, ORIX’s Information and Communication Technology Department which was previously included in the Maintenance Leasing Segment, is now disclosed as part of the Corporate Financial Services Segment from the third quarter due to reorganization of operation management scope. The segment information for the previous fiscal year has been reclassified to reflect these changes (See page 16, “Segment Information”).

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In Japan, despite concerns over the impact of the consumption tax hike that went into effect on April 1, 2014, we are seeing a steady increase in capital expenditures as corporate sentiment grew positive due to improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to small and medium-sized enterprises in addition to large corporations, and going forward we anticipate an increase in capital expenditures by corporations taking advantage of the favorable financing environment.

Segment assets increased 5% compared to March 31, 2013, to ¥992,078 million, due to an increase in investment in direct financing leases despite a decrease in installment loans.

Installment loan revenues decreased in line with a decrease in average balance of installment loans. On the other hand, direct financing lease revenues remained robust due to an increase in average balance of direct finance leases. As a result, segment revenues remained relatively flat compared to the previous fiscal year at ¥76,877 million.

Segment profits decreased 4% to ¥24,874 million compared to ¥25,932 during the previous fiscal year due to an increase in segment expenses compared to the previous fiscal year.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. Automobile operations are comprised of automobile leasing, rentals and car sharing. Rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Manufacturing activities of Japanese companies are expected to continue to recover. Despite concerns over the impact of consumption tax hike on the economy, large companies are increasing their planned capital expenditure and there are signs that private investment activities that had been halted for a period of time are beginning to be resumed. In such environment, revenues have increased due to our ability to provide customers with high value-added services that meet their capital expenditure and cost reduction needs.

Segment revenues increased 7% to ¥251,366 million compared to ¥234,651 million during the previous fiscal year due to an increase in operating lease revenues as a result of an increase in outstanding operating leases. On the other hand, segment expenses increased compared to the previous fiscal year due to an increase in the costs of operating leases in line with an increase in investment in operating leases.

As a result of the foregoing, segment profits increased 6% to ¥37,062 million compared to ¥34,913 million during the previous fiscal year.

Segment assets increased 13% compared to March 31, 2013, to ¥622,009 million due to increases in investment in operating leases and investment in financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The vacancy rate in the Japanese office building market is starting to fall below its peak due to an increase in companies expanding their offices in anticipation of economic recovery. In particular, we are seeing signs of office rents rising in the Tokyo Metropolitan area. In addition, in the J-REIT market, property acquisitions are increasing as a result of new stock exchange listings and capital raising activities through public offerings. We are also seeing sales of large real estate developments and rising sales prices due to increased competition among buyers.

Segment revenues decreased 8% to ¥198,450 million compared to ¥215,212 million during the previous fiscal year due to a decrease in real estate sales resulting from a decrease in the number of condominium units delivered, and a decrease in operating lease revenues due to sale of rental properties, despite an increase in gains from sales of rental properties and an increase in revenues from facilities operation.

Segment expenses decreased compared to the previous fiscal year due to decreases in costs of real estate sales and write-downs of securities despite increases in facilities operation expenses and write-downs of long-lived assets.

In addition to the foregoing, due to an increase in equity in net income of affiliates including real estate joint ventures, segment profits increased 222% to ¥17,956 million compared to ¥5,582 million during the previous fiscal year.

Segment assets decreased 15% compared to March 31, 2013, to ¥962,404 million due to sales of rental properties and decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, principal investment, and loan servicing.

In the environment and energy-related business in Japan, there has been ongoing, active investment in the power generation business, such as mega-solar projects. In addition, investment targets are expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, there has been an increase in the number of initial public offerings for the fourth consecutive year and a spate of initial public offerings is expected to follow. In addition, M&A activities are increasing on the back of recovery in corporate profitability.

Segment revenues increased 46% to ¥178,532 million compared to ¥121,933 million during the previous fiscal year due to revenue contributions from consolidated subsidiaries acquired during the previous fiscal year, despite the absence of large collections in the loan servicing business that were recorded during the previous fiscal year and gains on sale of shares in Aozora Bank that were recorded during the previous fiscal year.

Segment expenses increased compared to the previous fiscal year due to increases in expenses relating to our principal investment and environment and energy-related businesses in addition to increased expenses attributable to consolidated subsidiaries acquired during the previous fiscal year.

In addition, due to gains of ¥58,435 million associated with the consolidation of DAIKYO on February 27, 2014, which was previously an equity method affiliate, segment profits increased 169% to ¥94,111 million compared to ¥34,937 million during the previous fiscal year.

Segment assets increased 27% compared to March 31, 2013, to ¥565,740 million due to an increase in inventories, etc. as a result of the consolidation of DAIKYO on February 27, 2014, despite decreases in investment in securities and installment loans mainly in the loan servicing business.

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Although the life insurance business is being affected by macro factors such as a decline in the population, demand for medical insurance is increasing due to the so-called “risks associated with lengthening life expectancy or life span” faced by the aging population. In the consumer finance, we anticipate an increase in loan demand due to an improvement in consumer sentiment in line with economic recovery.

Segment revenues increased 12% to ¥211,468 million compared to ¥188,695 million during the previous fiscal year due to an increase in installment loan revenues, an increase in insurance premium income as a result of growth in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance-related costs.

As a result of the foregoing, segment profits increased 15% to ¥49,871 million compared to ¥43,209 million during the previous fiscal year.

Segment assets increased 9% compared to March 31, 2013, to ¥2,166,986 million due to increases in investment in securities and installment loans despite decreases in rental properties owned for investment purposes in life insurance business and in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations in the United States, Asia, Australasia and Europe.

In the U.S. economy, the Quantitative Easing Program (QE3) is on a tapering trend. However, the U.S. is expected to continue to lead the global economy, maintaining stable growth with the recovery in the employment market, increasing housing demand, and increasing consumer consumption. In Asia’s emerging economies, while China is in the process of switching its policy to stable growth, in other emerging economies, expansion of investments with a focus on high growth potential is expected, due in part to economic resurgence in developed countries.

Segment revenues increased 106% to ¥416,226 million compared to ¥202,516 million during the previous fiscal year due to an increase in revenues from asset management in line with the acquisition of Robeco on July 1, 2013, and an increase in direct financing lease and operating lease revenues in Asia as well as in aircraft-related operations.

Segment expenses increased compared to the previous fiscal year due to an increase in expenses from asset management in line with the acquisition of Robeco on July 1, 2013, and an increase in selling, general and administrative expenses.

As a result of the foregoing, segment profits increased 32% to ¥69,688 million compared to ¥52,756 million during the previous fiscal year.

Segment assets increased 50% compared to March 31, 2013, to ¥1,972,138 million due to recognition of goodwill and other intangible assets in line with the acquisition of Robeco on July 1, 2013, and increased investment in direct financing leases and operating leases in Asia as well as in aircraft-related operations.

Outlook and Forecast for the Fiscal Year Ending March 31, 2015

Based on the operating environment described above and management policies described further below, ORIX Corporation targets total revenues of ¥1,800,000 million (up 34.2 % year on year) and net income attributable to ORIX Corporation shareholders of ¥210,000 million (up 12.4 % year on year) for the fiscal year ending March 31, 2015.

In addition to the stable profits from our existing business operations established thus far, as indicated below, we believe that there are new growth opportunities in all of our segments and we will aim to grow our profits by embracing these profit opportunities in the fiscal year ending March 31, 2015.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment will accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet the customer needs including environment and energy related demands. Furthermore, a progress in government’s growth strategy will open up opportunities in new areas, and in such circumstance, the segment will aim to actively embrace those opportunities.

The Maintenance Leasing segment aims to increase new business volume and expand high value-added services in the automobile business, and capture demands in growth areas and expand peripheral services in the rental business. The segment expects stable profits from its existing businesses, and at the same time, aims to further expand its market share and develop new markets in both automobile and rental businesses.

The Real Estate segment aims to enhance its stable revenue base by promoting its facilities operation and asset management businesses while continuing to turnover assets by taking advantage of the favorable business environment.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on its loan servicing expertise. In particular, with the renewable energy field, the segment is considering advancement into new business fields including geothermal and wind power generation in addition to continuing its focus on sales of solar panels and mega solar business.

The Retail segment aims to increase card loan balances via the consolidated management of ORIX Bank and ORIX Credit. The segment aims to expand the scale of the life insurance business by enhancing the agency network and increasing the sales of first sector products on top of the third sector products.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the U.S. and expansion of its leasing asset balance and further business diversification in Asia. In addition, the segment seeks to strengthen global business base and raise the level of service related revenues of the Group by expanding Robeco’s AUM.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2013 Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Analysis of Consolidated Financial Condition

Assets, Liabilities, Shareholders’ Equity and Cash Flow Information

		As of March 31, 2013	As of March 31, 2014	Change	Year on Year Change
Total Assets	(millions of yen)	8,439,710	9,069,392	629,682	7%
(Segment Assets)		6,382,654	7,281,355	898,701	14%
Total Liabilities	(millions of yen)	6,710,516	6,921,037	210,521	3%
(Long- and Short-term Debt)		4,482,260	4,168,465	(313,795)	(7%)
(Deposits)		1,078,587	1,206,413	127,826	12%
Shareholders’ Equity	(millions of yen)	1,643,596	1,918,740	275,144	17%
Shareholders’ Equity Per Share	(yen)	1,345.63	1,465.31	119.68	9%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP.
Note 2:	Goodwill and other intangible assets acquired in business combinations have been recognized as segment assets beginning in the three month period ended September 30, 2013. Segment assets for the previous fiscal year have been reclassified as a result of this change.

Total assets increased 7% to ¥9,069,392 million compared to ¥8,439,710 million on March 31, 2013. Investment in direct financing leases increased due to robust increase of new transactions in Japan and the Asian region. Investment in securities increased primarily due to an increase in government bond securities and municipal bond securities. Other operating assets increased primarily due to the new consolidation overseas. In addition, inventories increased due to the consolidation of DAIKYO on February 27, 2014 and other assets increased primarily due to the recognition of goodwill and other intangible assets from the acquisition of Robeco on July 1, 2013 and DAIKYO on February 27, 2014. On the other hand, installment loans decreased due to an increase in collections. Segment assets increased 14% compared to March 31, 2013, to ¥7,281,355 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the nature and mix of assets and the liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

Shareholders’ Equity increased 17% compared to March 31, 2013 to ¥1,918,740 million due to a decrease in treasury stock, at cost for the disposal of treasury shares to pay part of the consideration for the acquisition of the Robeco shares, and an increase in common stock and additional paid-in capital as a result of the conversion of convertible bonds with stock acquisition rights and exercise of rights on stock acquisition rights, in addition to an increase in retained earnings.

Summary of Cash Flows

Cash and cash equivalents increased by ¥1,003 million to ¥827,299 million compared to March 31, 2013.

Cash flows provided by operating activities were ¥469,644 million during the fiscal year, up from ¥391,304 million during the previous fiscal year resulting from an increase in net income compared to the previous fiscal year, an increase in trade notes and accounts payable compared to the previous fiscal year, a decrease in trading securities compared to the previous fiscal year, and a smaller decrease in restricted cash and inventories, in addition to adjustments made for the non-cash revenue and expense items such as depreciation and amortization and write-downs of securities, and gains on sales of subsdiaries and affiliates and liquidation losses, net compared to the previous fiscal year.

Cash flows used in investing activities were ¥201,229 million during the fiscal year, having provided ¥105,657 million during the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired, installment loans made to customers, purchases of available-for-sale securities and purchases of lease equipment, partially offset by increases in principal collected on installment loans and proceeds from sales of operating lease assets.

Cash flows used in financing activities were ¥274,167 million during the fiscal year, while having used ¥467,193 million during the previous fiscal year. This change was due to a decrease in repayment of debt with maturities longer than three months and an increase in deposits due to customers, partially offset by decrease in proceeds from debt with maturities longer than three months.

Trend in Cash Flow-Related Performance Indicators

	March 31, 2013	March 31, 2014
Shareholders’ Equity Ratio	19.5%	21.2%
Shareholders’ Equity Ratio based on Market Value	17.2%	21.0%
Interest-bearing Debt to Cash Flow Ratio	14.2	11.4
Interest Coverage Ratio	3.9 times	5.7 times

Shareholders’ Equity Ratio: ORIX Corporation Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 3:	All figures have been calculated on a consolidated basis.
Note 4:	Total market value of listed shares has been calculated based on the number of outstanding shares excluding treasury stock.
Note 5:	Cash flow refers to cash flows from operating activities.
Note 6:	Interest-bearing debt refers to short- and long-term debt and deposits listed on the consolidated balance sheets.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2014

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities that were secured primarily as retained earnings, for strengthening its business foundation and investments for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and the company’s financial condition.

In line with the growth in profits, the annual dividend is raised to 23 yen per share from 130 yen per share in the previous fiscal year (On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The annual dividend for the previous fiscal year is the actual dividend amount before the stock split).

Dividend distribution is scheduled once a year as a year-end dividend.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2014, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 27, 2013.

2. Management Policies

(1) Management’s Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	The ORIX Group aims to strengthen its base of operations and achieve sustainable growth by integrating its Group-wide resources to promote synergies amongst different units.

•

The ORIX Group makes endeavors to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	The ORIX Group aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

(2) Target Performance Indicators

In its pursuit of sustainable growth, the ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve 10% ROE by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2012	March 31, 2013	March 31, 2014
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	83,509	111,909	186,794
ROE	(%)	6.2	7.4	10.5
ROA	(%)	0.99	1.33	2.13

(3) Medium- and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. At the same time, ORIX aims to secure profits and business opportunities through the complimentary nature of its diversified portfolio.

From a funding standpoint, ORIX continues to maintain a stable financial base characterized by high percentage of long-term debt from various funding sources that include borrowings from financial institutions, issuance of bonds in various markets, and ORIX Bank’s deposits.

Going forward, ORIX will continue its pursuit of the mid-term management strategies of accelerating “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification. Additionally, by committing to “new pillars of business toward medium- to long-term growth” ORIX aims to challenge new business opportunities arising from the changing environment.

•

Increase the pace of “Finance + Services”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. The ORIX Group is already providing “Finance + Services” through its maintenance leasing, facilities operation, aircraft leasing, and asset management businesses. Going forward, ORIX will capitalize on its accumulated Group client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”: In Asia’s emerging economies, while China is in the process of switching its policy to stable growth, in other emerging economies, expansion of investments with a focus on high growth potential is expected, due in part to economic resurgence in developed countries. ORIX Group will embrace growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

•

“Establishing new pillars of business toward medium- to long-term growth”: The business environment and customers’ needs are constantly changing, and even with the existing businesses, ORIX believes that it is capable of capturing new profit opportunities by modifying its existing business model. At the same time, ORIX will continue to provide products and services valued by customers and society by creating new pillars of business that will support future growth through Group-wide collaboration that transcends the business divisions.

Overviews and strategies for the six segments are as follows.

Segment	Business Overview	Business Strategies
Corporate Financial Services	Lending, leasing and fee business	• Expand the client base through strengthened cooperation with group companies • Accumulate small-sized quality assets • Expand fee revenues by capturing environment and energy related demands

Maintenance Leasing	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing	• Continue Group-wide sales activities • Expand high value-added services • Further expand market share and develop new markets

Real Estate	Real estate development, rentals and financing, facilities operation, REIT asset management, real estate investment advisory services

•       Turnover assets while taking advantage of the favorable business environment, and promote joint investment

•       Strengthen the facilities operation business

•       Expand fee business by enhancing the asset management business

Investment and Operation	Environment and energy related business, principal investment, and loan servicing (asset recovery)

•       Invest in the environment and energy field, and expand business operation such as mega solar projects

•       Expand principal investment both domestically and overseas

•       Pursue new profit opportunities capitalizing on the loan servicing expertise

Retail	Life insurance, banking, and card loan business	• Develop distinctive new products and enhance the agency network in life insurance business • Expand card loan business via the consolidated management of ORIX Bank and ORIX Credit

Overseas Business	Leasing, lending, investment in bonds, investment banking, asset management, and ship- and aircraft-related operations

•       Continue to strengthen “Finance + Services” based on high level of expertise in the U.S.

•       Expansion of leasing business and new investment centered on Asia

•       Accumulate quality assets in the ship- and aircraft-related business

•       Expand Robeco’s AUM

(4) Corporate Challenges to be Addressed

It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to the changing business environment. ORIX will take the following three steps in order to execute the aforementioned business strategies.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.	Further advancement of risk management: Implement thorough and transparent monitoring and control of risks, capturing characteristics of each business and the changing business environment, while promoting mid-term management strategies. ORIX will also continue to maintain financial stability.

2.	Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improve ORIX Group profitability.

3.	Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2013 and 2014)

(Unaudited)

(millions of yen)

Assets	March 31, 2013	March 31, 2014
Cash and Cash Equivalents	826,296	827,299
Restricted Cash	106,919	86,690
Time Deposits	8,356	7,510
Investment in Direct Financing Leases	989,380	1,094,073
Installment Loans	2,691,171	2,315,555

(The amount of ¥16,026 million of installment loans as of March 31, 2013 and ¥12,631 million of installment loans as of March 31, 2014 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(84,796)
Investment in Operating Leases	1,395,533	1,375,686
Investment in Securities	1,093,668	1,214,576

(The amount of ¥5,800 million of investment in securities as of March 31, 2013 and ¥11,433 million of investment in securities of March 31, 2014 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Other Operating Assets	233,258	312,774
Investment in Affiliates	326,732	314,300
Other Receivables	196,626	239,958
Inventories	41,489	136,105
Prepaid Expenses	50,323	61,909
Office Facilities	108,757	126,397
Other Assets	475,466	1,041,356

Total Assets	8,439,710	9,069,392

Liabilities and Equity

Short-Term Debt	420,726	309,591
Deposits	1,078,587	1,206,413
Trade Notes, Accounts Payable and Other Liabilities	312,922	443,333
Accrued Expenses	121,281	190,414
Policy Liabilities	426,007	454,436
Current and Deferred Income Taxes	143,057	299,509
Security Deposits	146,402	158,467
Long-Term Debt	4,061,534	3,858,874

Total Liabilities	6,710,516	6,921,037

Redeemable Noncontrolling Interests	41,621	53,177

Commitments and Contingent Liabilities

Common Stock	194,039	219,546
Additional Paid-in Capital	229,600	255,449
Retained Earnings	1,305,044	1,467,602
Accumulated Other Comprehensive Income (Loss)	(36,263)	2
Treasury Stock, at Cost	(48,824)	(23,859)

Total ORIX Corporation Shareholders’ Equity	1,643,596	1,918,740

Noncontrolling Interests	43,977	176,438

Total Equity	1,687,573	2,095,178

Total Liabilities and Equity	8,439,710	9,069,392

	March 31, 2013	March 31, 2014
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	28,974	38,651
Defined benefit pension plans	(9,587)	(6,228)
Foreign currency translation adjustments	(53,759)	(31,987)
Net unrealized gains (losses) on derivative instruments	(1,891)	(434)

	(36,263)	2

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

(millions of yen)

	Year ended March 31, 2013	Period -over- period (%)	Year ended March 31, 2014	Period -over- period (%)
Total Revenues:	1,055,764	109	1,341,651	127

Direct financing leases	54,356	107	57,483	106
Operating leases	296,329	105	324,083	109
Interest on loans and investment securities	155,963	105	130,680	84
Brokerage commissions and net gains on investment securities	34,814	119	27,183	78
Life insurance premiums and related investment income	138,726	109	155,406	112
Real estate sales	38,804	64	23,139	60
Gains on sales of real estate under operating leases	5,816	262	5,872	101
Revenues from asset management and servicing	15,265	118	126,492	829
Other operating revenues	315,691	126	491,313	156

Total Expenses:	904,911	107	1,140,673	126

Interest expense	100,966	92	82,859	82
Costs of operating leases	194,429	107	215,889	111
Life insurance costs	98,599	106	108,343	110
Costs of real estate sales	39,430	66	27,059	69
Expenses from asset management and servicing	593	120	36,150	—
Other operating expenses	194,693	128	310,775	160
Selling, general and administrative expenses	224,948	115	313,631	139
Provision for doubtful receivables and probable loan losses	10,016	52	13,834	138
Write-downs of long-lived assets	17,896	118	23,421	131
Write-downs of securities	22,838	139	7,989	35
Foreign currency transaction loss, net	503	—	723	144

Operating Income	150,853	123	200,978	133

Equity in Net Income of Affiliates	13,836	698	17,825	129
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	7,883	238	64,923	824

Income before Income Taxes and Discontinued Operations	172,572	135	283,726	164

Provision for Income Taxes	53,682	120	97,236	181

Income from Continuing Operations	118,890	143	186,490	157

Discontinued Operations:
Income from discontinued operations, net	(179)		12,182
Provision for income taxes	347		(4,681)

Discontinued operations, net of applicable tax effect	168	6	7,501	—

Net Income	119,058	139	193,991	163

Net Income Attributable to the Noncontrolling Interests	3,164	—	3,089	98

Net Income Attributable to the Redeemable Noncontrolling Interests	3,985	146	4,108	103

Net Income Attributable to ORIX Corporation Shareholders	111,909	134	186,794	167

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Revenues and Expenses from asset management and loan servicing business have been separately presented from the three-month period ended September 30, 2013 (hereinafter “the second consolidated period”) as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing.” Figures for the previous fiscal year have been retrospectively adjusted for this change.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

(millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2014
Net Income:	119,058	193,991

Other comprehensive income, net of tax:
Net change of unrealized gains on investment in securities	13,330	10,603
Net change of defined benefit pension plans	4,759	3,572
Net change of foreign currency translation adjustments	50,979	36,869
Net change of unrealized gains on derivative instruments	268	1,487
Total other comprehensive income	69,336	52,531

Comprehensive Income	188,394	246,522

Comprehensive Income Attributable to the Noncontrolling Interests	7,394	15,256

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	9,209	8,207

Comprehensive Income Attributable to ORIX Corporation Shareholders	171,791	223,059

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

	(millions of yen)

	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2012	144,026	179,223	1,202,450	(96,056)	(48,907)	1,380,736	39,735	1,420,471

Contribution to subsidiaries						—	2,229	2,229
Transaction with noncontrolling interests		98		(89)		9	(143)	(134)
Comprehensive income, net of tax:
Net income			111,909			111,909	3,164	115,073
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				12,829		12,829	501	13,330
Net change of defined benefit pension plans				4,758		4,758	1	4,759
Net change of foreign currency translation adjustments				42,020		42,020	3,735	45,755
Net change of unrealized gains (losses) on derivative instruments				275		275	(7)	268

Total other comprehensive income (loss)						59,882	4,230	64,112

Total comprehensive income						171,791	7,394	179,185

Cash dividends			(9,676)			(9,676)	(5,238)	(14,914)
Conversion of convertible bond	49,840	49,933				99,773	—	99,773

Exercise of stock options	173	172				345	—	345
Acquisition of treasury stock					(3)	(3)	—	(3)
Other, net		174	361		86	621	—	621

Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

Contribution to subsidiaries						—	89,396	89,396
Transaction with noncontrolling interests		239				239	2,058	2,297
Comprehensive income, net of tax:
Net income			186,794			186,794	3,089	189,883
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,359		3,359	213	3,572
Net change of foreign currency translation adjustments				21,772		21,772	10,998	32,770
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,265	12,167	48,432

Total comprehensive income						223,059	15,256	238,315

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,953				50,019	—	50,019
Exercise of stock options	441	347				788	—	788
Acquisition of treasury stock					(19)	(19)	—	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Other, net		310	(2,887)		104	(2,473)	—	(2,473)

Balance at March 31, 2014	219,546	255,449	1,467,602	2	(23,859)	1,918,740	176,438	2,095,178

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

	(millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2014
Cash Flows from Operating Activities:
Net income	119,058	193,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177,280	206,640
Provision for doubtful receivables and probable loan losses	10,016	13,834
Increase in policy liabilities	20,990	28,429
Equity in net income of affiliates (excluding interest on loans)	(12,874)	(17,619)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(7,883)	(64,923)
Gains on sales of available-for-sale securities	(17,252)	(14,149)
Gains on sales of real estate under operating leases	(5,816)	(5,872)
Gains on sales of operating lease assets other than real estate	(14,032)	(17,820)
Write-downs of long-lived assets	17,896	23,421
Write-downs of securities	22,838	7,989
Decrease in restricted cash	33,852	22,506
Decrease (Increase) in trading securities	(16,264)	21,300
Decrease in inventories	37,918	11,707
Decrease (Increase) in other receivables	20,782	(6,771)
Increase (Decrease) in trade notes, accounts payable and other liabilities	(8,715)	47,102
Decrease in accrued expenses	(2,207)	(9,073)
Other, net	15,717	28,952

Net cash provided by operating activities	391,304	469,644

Cash Flows from Investing Activities:
Purchases of lease equipment	(736,373)	(859,169)
Principal payments received under direct financing leases	381,080	459,003
Installment loans made to customers	(918,777)	(1,035,564)
Principal collected on installment loans	1,193,884	1,264,649
Proceeds from sales of operating lease assets	173,890	251,567
Investment in affiliates, net	(19,206)	(46,942)
Proceeds from sales of investment in affiliates	3,280	15,426
Purchases of available-for-sale securities	(684,870)	(897,246)
Proceeds from sales of available-for-sale securities	417,534	318,697
Proceeds from redemption of available-for-sale securities	373,729	473,126
Purchases of held-to-maturity securities	(46,567)	(8,519)
Purchases of other securities	(26,855)	(24,761)
Proceeds from sales of other securities	40,568	26,501
Purchases of other operating assets	(15,152)	(52,550)
Acquisitions of subsidiaries, net of cash acquired	(43,223)	(93,458)
Sales of subsidiaries, net of cash disposed	(171)	—
Other, net	12,886	8,011

Net cash provided by (used in) investing activities	105,657	(201,229)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(20,507)	(105,784)
Proceeds from debt with maturities longer than three months	1,365,827	1,210,209
Repayment of debt with maturities longer than three months	(1,790,616)	(1,497,614)
Net increase in deposits due to customers	6,623	127,610
Cash dividends paid to ORIX Corporation shareholders	(9,676)	(15,878)
Contribution from noncontrolling interests	1,133	11,501
Cash dividends paid to redeemable noncontrolling interests	(5,763)	(1,224)
Net decrease in call money	—	(5,000)
Other, net	(14,214)	2,013

Net cash used in financing activities	(467,193)	(274,167)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,636	6,755

Net increase in Cash and Cash Equivalents	39,404	1,003
Cash and Cash Equivalents at Beginning of Year	786,892	826,296

Cash and Cash Equivalents at End of Year	826,296	827,299

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen)

	Year ended March 31, 2013		Year ended March 31, 2014		March 31, 2013	March 31, 2014
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	76,128	25,932	76,877	24,874	943,295	992,078
Maintenance Leasing	234,651	34,913	251,366	37,062	549,300	622,009
Real Estate	215,212	5,582	198,450	17,956	1,133,170	962,404
Investment and Operation	121,933	34,937	178,532	94,111	444,315	565,740
Retail	188,695	43,209	211,468	49,871	1,994,140	2,166,986
Overseas Business	202,516	52,756	416,226	69,688	1,318,434	1,972,138

Segment Total	1,039,135	197,329	1,332,919	293,562	6,382,654	7,281,355

Difference between Segment Total and Consolidated Amounts	16,629	(24,757)	8,732	(9,836)	2,057,056	1,788,037

Consolidated Amounts	1,055,764	172,572	1,341,651	283,726	8,439,710	9,069,392

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.
Note 3:	From the three-month period ended September 30, 2013, goodwill and other intangible assets recognized as a result of business combination have been included in segment assets. In addition, in line with a change of management classification, ORIX’s Information and Communication Technology Department, which were previously included in the Maintenance Leasing Segment, has been included in the Corporate Financial Services Segment beginning in the third consolidated period. As a result of the foregoing, we have reclassified the segment information for the previous fiscal year.

2. Geographic Information

(millions of yen)

	Year Ended March 31, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	843,625	130,561	102,277	(20,699)	1,055,764
Income before Income Taxes	116,235	27,458	28,700	179	172,572

	Year Ended March 31, 2014
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	923,242	149,610	295,406	(26,607)	1,341,651
Income before Income Taxes	208,829	42,901	44,178	(12,182)	283,726

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the year ended March 31, 2014.

(8) Per Share Data

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

	Year ended March 31, 2013	Year ended March 31, 2014
	(millions of yen)
Income Attributable to ORIX Corporation Shareholders from Continuing Operations	112,144	179,499
Effect of Dilutive Securities -
Convertible Bond	1,329	265

Income from Continuing Operations for Diluted EPS Computation	113,473	179,764

	(thousands of shares)
Weighted-Average Shares	1,087,883	1,268,081
Effect of Dilutive Securities -
Convertible Bond	206,635	40,057
Stock options	1,546	2,117

Weighted-average Shares for Diluted EPS Computation	1,296,064	1,310,255

		(yen)
Earnings Per Share for Income Attributable to ORIX Corporation Shareholders from Continuing Operations
Basic	103.09	141.55
Diluted	87.55	137.20

		(yen)
Shareholders’ Equity Per Share	1,345.63	1,465.31

Note:	In fiscal 2013, the diluted EPS calculation excludes stock options for 9,010 thousand shares, as they were antidilutive.
In fiscal 2014, the diluted EPS calculation excludes stock options for 6,815 thousand shares, as they were antidilutive.

Significant Accounting Policies

(Application of New Accounting Standards)

There is no significant change from the description in Form 20-F filed on June 27, 2013.

(Subsequent Events)

On April 28, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a subsidiary of the Company, decided, subject to obtaining the required approval of relevant regulatory authorities, to purchase all issued shares of Hartford Life Insurance K.K. (Address: Minato-ku, Tokyo, Business Description: Life insurance business and reinsurance business, hereinafter “HLIKK”) held by Hartford Life, Inc. (Address: Simsbury, Connecticut, U.S.A.) in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. Upon closing, HLIKK would become a consolidated subsidiary of the Company.

Total acquisition cost of the HLIKK’s shares was estimated at $895 million (approximately ¥91.6 billion) as of April 28, 2014. However, the purchase price is subject to potential upward or downward adjustments at the closing date based on changes in the adjusted net worth of HLIKK.

The Company and its subsidiaries are currently evaluating the effect of this purchase on the Company and its subsidiaries’ results of operations and financial position as of the date of this release.

The closing of this purchase will require the approval of the Financial Services Agency pursuant to the Insurance Business Act in Japan. ORIX Life Insurance also needs to submit a report on the share purchase plan to the Fair Trade Commission which then imposes a certain waiting period after the submission. The date of such approvals is presently unclear; however, it is expected to take some time. The purchase is targeted to be closed during July 2014.

May 8, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2014

TOKYO, Japan – May 8, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the resolution regarding the expected dividend amount for the fiscal year ended March 31, 2014. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 22, 2014, after a statutory audit of the financial reports for the fiscal year ended March 31, 2014.

Dividend Details

	Amount Decided	Dividend Paid for the Fiscal Year Ended March 31, 2013
Record Date	March 31, 2014	March 31, 2013
Dividend Per Share	23 yen	13 yen*
Total Dividend Amount	30,117 million yen	15,878 million yen
Effective Date	June 3, 2014	June 4, 2013
Source of Dividend	Retained earnings	Retained earnings

Basic Profit Distribution Policy and Reason for Changing Per Share Dividend

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities that were secured primarily as retained earnings, for strengthening its business foundation and investments for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and the company’s financial condition.

Given the growth of our profit, the annual dividend is raised to 23 yen per share from 13 yen* in the previous fiscal year.

Reference:

Dividend Per Share
Record Date	Interim	Fiscal Year End		Yearly
Current Fiscal Year	—	23 yen		23 yen
Previous Fiscal Year (March 31, 2013)	—	13 yen	*	13 yen	*

*	On April 1, 2013, ORIX implemented a 10-for-1 stock split. Dividends are adjusted accordingly in the table above. Dividend per share for the previous fiscal year is 130 yen without the effect of the stock split.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

-end-

May 8, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel : +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 8, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 51st Annual General Meeting of Shareholders of the Company on June 24, 2014.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. The audit Committee will be formed entirely by outside directors. Both Nominating and Compensation Committees will be comprised of 6 members, of which 5 members are outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 51st Annual General Meeting of Shareholders of the Company on June 24, 2014. Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Takeshi Sasaki (Outside Director)
Haruyuki Urata	Eiko Tsujiyama (Outside Director)
Tamio Umaki	Robert Feldman (Outside Director)
Kazuo Kojima	Takeshi Niinami (Outside Director)
Yoshiyuki Yamaya	Nobuaki Usui (Outside Director)
Katsutoshi Kadowaki	Ryuji Yasuda (Outside Director)
Hideaki Takahashi ( Non-Executive Director, newly nominated)

Details on Candidates for New Director

Hideaki Takahashi (Born March 22, 1948)

Aug. 1974	Joined NCR Corporation
Mar. 1992	Vice President and Representative Director, NCR Japan, Ltd.
Dec. 1997	Senior Vice President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
Jul. 1999	Deputy President, Fuji Xerox Co., Ltd.
Mar. 2000	Vice President and Representative Director, Fuji Xerox Co., Ltd.
Jan. 2006	Professor, Graduate School of Media and Governance at Keio University (present position)
Nov. 2006	Advisor, ORIX Corporation (present position)
Apr. 2007	Outside Director, Fukuoka Financial Group, Inc. (present position)

Details on Candidates for Outside Director

Takeshi Sasaki (Born July 15, 1942)

Apr. 1968	Assistant Professor at the University of Tokyo, School of Law
Nov. 1978	Professor, School of Law at the University of Tokyo,
Apr. 1991	Professor, Graduate Schools for Law and Politics at the University of Tokyo
Apr. 1998	Dean, Graduate Schools for Law and Politics and School of Law at the University of Tokyo
Apr. 2001	President, the University of Tokyo
Apr. 2005	Professor, Faculty of Law, Department of Politics at Gakushuin University
Jun. 2006	Outside Director, East Japan Railway Co., (present position)
Jun. 2006	Outside Director, ORIX Corporation (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Sasaki is a candidate for Outside Director. He served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated). He has a wealth of experience in university reform, is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations. The Company wishes for Mr. Sasaki to use his knowledge and experience to oversee the management.

Eiko Tsujiyama (Born December 11, 1947)

Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Jan. 1982	Visiting Fellow, Columbia Business School
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, School of Economics at Musashi University
Sep. 1993	Visiting Fellow, University of Cambridge
Apr. 1996	Dean, School of Economics at Musashi University
Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University (present position)
Apr. 2008	Corporate Auditor, Mitsubishi Corporation (present position)
Jun. 2010	Outside Director, ORIX Corporation (present position)
Oct. 2010	Dean, Graduate School of Commerce at Waseda University (present position)
May 2011	Corporate Auditor, Lawson, Inc (present position)
Jun. 2011	Audit and Supervisory Board Member, NTT DOCOMO, INC (present position)
Jun. 2012	Audit and Supervisory Board Member, Shiseido Company, Limited (present position)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University’s School of Commerce and Dean and professor of Waseda University’s Graduate School of Commerce, has served on government and institutional finance and accounting councils both in Japan and overseas, has extensive knowledge as a professional accountant, and is independent from the management engaged in the operations. As Chairman of the Audit Committee, she receives periodic reports from the Company’s internal audit unit, and has actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system. The Company wishes for Ms. Tsujiyama to use her knowledge and experience to oversee the management.

Robert Feldman (Born June 12, 1953)

Jul. 1973	Joined Nomura Research Institute, Ltd., Intern
Jul. 1981	Visiting Scholar, Bank of Japan
Oct. 1983	Economist, International Monetary Fund
Apr. 1990	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director, ORIX Corporation (present position)
Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
Mar. 2013	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Managing Director at Morgan Stanley MUFG Securities Co., Ltd., and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas, and is independent from the management engaged in the operations. As Chairman of the Compensation Committee, he has actively expressed his opinions and made proposals during deliberations on the Directors’ compensation system and compensation levels in order to enhance their role as medium- and long-term incentives, from a global perspective based on his wide-ranging experience and knowledge. The Company wishes for Mr. Feldman to use his knowledge and experience to oversee its management.

Takeshi Niinami (Born January 30, 1959)

Apr. 1981	Joined Mitsubishi Corporation
Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May 2002 Mar. 2005	President, Representative Director and Executive Officer, Lawson, Inc. President, Representative Director and CEO, Lawson, Inc
Apr. 2006 Jun. 2010	Outside Director, ACCESS, Co, Ltd. (present position) Outside-Director, ORIX Corporation (present position)
May 2014	Chairman and Representative Director, Lawson, Inc (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as Chairman and Representative Director of Lawson, Inc., has broad knowledge of corporate management, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision making skills based on his wide-ranging experience and knowledge. The Company wishes for Mr. Niinami to use his knowledge and experience to oversee the management.

Nobuaki Usui (Born January 1, 1941)

Apr. 1965	Entered Finance Ministry (currently Ministry of Finance)
May 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999 Jan. 2003 Jun. 2011

Administrative Vice Minister, Ministry of Finance

Governor & CEO, National Life Finance Corporation (currently Japan Finance Corporation)

Advisor, The Japan Research Institute, Limited

Outside Auditor, KONAMI CORPORATION (present position)

Jun. 2012	Outside-Director, ORIX Corporation (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor & CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee and Audit Committee, pointing to important matters regarding company management, based on his wide-ranging experience and knowledge in finance and tax. The Company wishes for Mr. Usui to use his knowledge and experience to oversee the management.

Ryuji Yasuda (Born April 28, 1946)

Jan. 1979	Joined McKinsey & Company
Jun. 1986	Principal Partner, McKinsey & Company
Jun. 1991	Director, McKinsey & Company
Jul. 1996	Chairman, A. T. Kearney, Asia
Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc. (present position)
Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University (present position)
Apr. 2007	Outside Director, Fukuoka Financial Group, Inc. (present position)
Jun. 2007	Outside Director, Sony Corporation (present position)
Jun. 2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun. 2013	Outside-Director, ORIX Corporation (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as a professor at Graduate School of International Corporate Strategy at Hitotsubashi University. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, Audit Committee and Compensation Committee pointing to important matters regarding company management, using his expertise in corporate strategy. The Company wishes for Mr. Yasuda to use his knowledge and experience to oversee the management.

Nominating Committees

6 Members (Outside Directors: 5)

Chairman: Takeshi Sasaki

Members: Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Hideaki Takahashi (newly nominated)

Audit Committee

4 Members (Outside Directors: 4)

Chairman: Eiko Tsujiyama

Members: Takeshi Sasaki, Nobuaki Usui and Ryuji Yasuda (newly nominated)

Compensation Committee

6 Members (Outside Directors: 5)

Chairman: Robert Feldman

Members: Takeshi Sasaki, Eiko Tsujiyama, Takeshi Niinam, Ryuji Yasuda and Hideaki Takahashi (newly nominated)

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

-end-

May 8, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan – May 8, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of June 24, 2014
Retire Senior Chairman	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Yoshihiko Miyauchi

Director, Representative Executive Officer, President, Chief Executive Officer	Director, Representative Executive Officer, President and Co-Chief Executive Officer	Makoto Inoue

Non-Executive Director, Special Advisor to CEO	Advisor	Hideaki Takahashi

Director,

Corporate Executive Vice President

Special Advisor to CEO

Responsible for Group Retail Business*

President, ORIX Credit Corporation

Non-Executive Chairman, ORIX Bank

Corporation

Non-Executive Audit & Supervisory Board

Member, ORIX Life Insurance Corporation

*Oversee and Manage the Group’s retail

business across divisions

Director,

Corporate Executive Vice President

Head of Real Estate Headquarters

Responsible for Special Investments Group

Responsible for Finance Department

President, ORIX Real Estate Corporation

Chairman, ORIX Golf Management LLC

Yoshiyuki Yamaya

Vice Chairman

Group Kansai Representative

Responsible for Group Real Estate Business*

Chairman, ORIX Real Estate Corporation

President, ORIX Baseball Club Co., Ltd.

*Oversees and Manages the Group’s real estate business across divisions

	Vice Chairman Group Kansai Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	Hiroaki Nishina

Group Senior Vice President Vice Chairman, ORIX Real Estate Corporation	Group Senior Vice President President, ORIX Credit Corporation	Masatoshi Kemmochi

Executive Officer Deputy Head of Human Resources and Corporate Administration Headquarters	Executive Officer Deputy Head of Human Resources and Corporate Administration Headquarters Responsible for IT Planning Office	Shigeki Seki

Executive Officer Domestic Sales Headquarters: Head of OQL Business, Regional Business, Administration Center and Call Center Responsible for IT Planning Office President, ORIX Callcenter Corporation	Executive Officer Domestic Sales Headquarters: Head of OQL Business, Regional Business, Administration Center and Call Center President, ORIX Callcenter Corporation	Satoru Katahira

Executive Officer Head of Real Estate Headquarters Responsible for Special Investments Group Responsible for Finance Department President, ORIX Real Estate Corporation	Group Executive Deputy Head of Real Estate Headquarters Deputy President, ORIX Real Estate Corporation	Tetsuro Masuko

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

-end-

May 8, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel : +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Changes in Representative Executive Officer

TOKYO, Japan – May 8, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding changes in representative executive officer following a resolution passed by the Board of Directors on the same day. A formal decision regarding the changes will be made following approval at the 51st Annual General Meeting of Shareholders and the subsequent Board of Directors meeting on June 24, 2014.

1. Changes in Representative Executive Officer

Name	New Position	Present Position
Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer	Director, Representative Executive Officer, President and Co-Chief Executive Officer

Yoshihiko Miyauchi	Senior Chairman	Director, Representative Executive Officer, Chairman and Chief Executive Officer

Yoshihiko Miyauchi is scheduled to resign as Director following the 51st Annual General Meeting of Shareholders.

Management Changes are effective as of June 24, 2014.

2. Reason for the changes

Under the new management team, the ORIX Group aims for further growth by continuing to expand its diversified financial services business in Japan and overseas, leveraging its strong expertise developed over the years.

Yoshihiko Miyauchi will commit to a long-term involvement in the Group, providing advices and consultation to improve the ORIX Group’s corporate value, from a position different from executing management duties.

3. Profile of the newly appointed Representative Executive Officer

See attached.

Makoto Inoue

Hometown:	Tokyo, Japan
Born:	October 2, 1952 (61 years old)
Education:	Mar. 1975	Chuo University, Faculty of Law

Business Experience:	Apr. 1975	Joined ORIX
	Jan. 2003	Deputy Head of the Investment Banking Headquarters
	Feb. 2005	Executive Officer
Head of the Alternative Investment and Development Headquarters
	Jan. 2006	Corporate Senior Vice President
	Dec. 2006	(Concurrent) Responsible for the IT Planning Office
	May 2007	(Concurrent) President of ORIX Computer Systems Corporation
	Jun. 2008	(Concurrent) Head of the International Administrative Headquarters
	Jan. 2009	Head of the Global Business and Alternative Investment Headquarters
	Jun. 2009	Corporate Executive Vice President
	Jun. 2010	Director, Deputy President
	Oct. 2010	(Concurrent) Head of the Investment Banking Headquarters
	Jan. 2011	Director, Representative Executive Officer, President and Chief Operating Officer
	Jan. 2014	Director, Representative Executive Officer, President and Co-Chief Executive Officer (Present Position)

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

-end-